                                                                         ANNEX I

                                  TRION, INC.

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                  INTRODUCTION

     This Information Statement is being mailed on or about July 15, 1999 to holders of shares of Common Stock, $0.50 par value (the "Common Stock"), of Trion, Inc., a Pennsylvania corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 12, 1999 by and among the Company, Fedders Corporation, a Delaware corporation ("Parent") and TI Acquisition Corp., a Pennsylvania corporation and an indirect, wholly owned subsidiary of the Parent ("Purchaser"). On July 15, 1999, the Purchaser commenced a tender offer (the "Offer") to purchase all outstanding shares (the "Shares") of the Common Stock for $5.50 per share in cash (the "Offer Price").

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's shareholders.

     You are urged to read this Information Statement carefully. You are not, however, being asked to take any action.

     The Merger Agreement provides that Parent shall be entitled to designate a number of directors, rounded up to the next whole number, of the Board equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent) multiplied by a fraction of which the numerator shall be the number of Shares which Parent and its subsidiaries (including Purchaser) beneficially own at that time, and the denominator of which shall be the total number of Shares then outstanding. The Directors so designated by Parent will take office immediately after the purchase of and payment for any Shares by Parent or any of its subsidiaries as a result of which Parent and its subsidiaries owns beneficially at least a majority of the then outstanding Shares. In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of the Board or to secure the resignation of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board,
(ii) each board of directors (or similar body) of each of the Company's subsidiaries and (iii) each committee (or similar body) of each such board.

     The Merger Agreement provides that in the event that Parent's designees are elected or appointed to the Board, until the Effective Time (as such term is defined in the Merger Agreement), the Board shall have at least two directors who were directors as of the date of the Merger Agreement and who are not employees of the Company ("Independent Directors"), provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate the person to fill such vacancy who shall be deemed to be an Independent Director or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be shareholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Independent Directors. In the event that Parent's designees constitute a majority of the directors on the

Board, the affirmative vote of a majority of the Independent Directors shall be required after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, to (a) amend or terminate the Merger Agreement by the Company, (b) exercise and waive any of the Company's rights, benefits or remedies contained in the Merger Agreement if such exercise or waiver materially and adversely affects holders of Shares other than Parent or Purchaser, or (c) take any other action under or in connection with the Merger Agreement if such action materially and adversely affects holders of Shares other than Parent or Purchaser; provided, that, if there shall be no such directors, such actions may be effected by unanimous vote of the entire Board.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase which is being mailed with this Information Statement, and in the Solicitation/ Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, of which this Annex I is a part. Certain other documents (including the Merger Agreement) are filed with the Securities and Exchange Commission (the "Commission") as exhibits to the
Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission). In addition, the Company is an electronic filer pursuant to the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") System. Accordingly, the aforementioned reports and other information may be obtained by searching in the "EDGAR ARCHIVES" at the Commission's worldwide website (http://www.sec.gov). Finally, such materials may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., Nasdaq Reports Section, 1735 K Street, N.W., Washington, D.C. 20006-1506 as the Shares are listed on the Nasdaq National Market System.

     The information contained in this Information Statement concerning Parent, Purchaser and the Designated Directors has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     At the close of business on July 12, 1999, there were (i) 7,161,247 Shares issued and outstanding and (ii) an aggregate of 391,524 shares of Common Stock issuable upon the exercise of outstanding options. No securities other than the Common Stock are entitled to vote for the election of directors.

SECURITY OWNERSHIP OF MANAGEMENT.

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of July 12, 1999 by (i) each director of the Company, (ii) each named executive officer of the Company, (iii) all executive officers and directors of the Company as a group and (iv) holders of more than 5% of the Company's outstanding shares of Common Stock. Other than as set forth below, there are no persons known by the Company to own beneficially more than 5% of the outstanding Common Stock.

                                                             SHARES OF COMMON STOCK    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                         BENEFICIALLY OWNED(1)     CLASS(1)(2)
------------------------------------                         ----------------------    -----------
Brian H. Boender...........................................            19,398(3)             --
Hugh E. Carr...............................................           387,349(4)           5.41%
  1508 Von Cannon Circle
  Sanford, North Carolina 27330
Joseph W. Deering..........................................            13,584                --
Seddon Goode, Jr...........................................            86,075              1.20%
Charles A. Haynes..........................................            11,640(5)             --

                                                             SHARES OF COMMON STOCK    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                         BENEFICIALLY OWNED(1)     CLASS(1)(2)
------------------------------------                         ----------------------    -----------
James E. Heins.............................................            16,833                --
F. Trent Hill, Jr..........................................            24,263                --
Grant R. Meyers............................................           243,763              3.40%
Calvin J. Monsma...........................................            33,003(6)             --
David M. Schlegel..........................................            28,644(7)             --
Steven L. Schneider........................................           220,415(8)           3.03%
Samuel J. Wornom III.......................................           111,276(9)           1.55%
Directors and executive officers as a group................         1,223,773(10)         16.58%

---------------
 (1) These figures include shares owned by the immediate families (i.e., wives, minor children and relatives sharing the same home) of the respective persons. Shares of Common Stock also include any shares which each person has the right to acquire upon exercise of options which are exercisable within sixty days of July 12, 1999.

 (2) With respect to holdings of Common Stock, these percentages assume the exercise of options exercisable within sixty days of July 12, 1999 owned by the respective persons, but no other exercise, for each calculation.

 (3) Includes 14,398 shares which were deemed outstanding because Mr. Boender had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999.

 (4) The amount of shares of Common Stock listed as being beneficially owned by Mr. Carr includes 190,086 shares of Common Stock owned of record and beneficially by his spouse, as to which she has sole voting and investment power and as to which he disclaims beneficial ownership.

 (5) Includes 10,825 shares which were deemed outstanding because Mr. Haynes had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999.

 (6) Includes 11,503 shares which were deemed outstanding because Mr. Monsma had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999.

 (7) Includes 28,644 shares which were deemed outstanding because Mr. Schlegel had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999.

 (8) Includes 102,546 shares which were deemed outstanding because Mr. Schneider had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999. Also includes 14,869 shares of Common Stock owned by the Trion Charitable Foundation with respect to which Mr. Schneider shares the voting and investment power as one of three co-trustees, but as to which he has no economic interest.

 (9) Includes 35,000 shares which were deemed outstanding because Mr. Wornom had the right to acquire them upon the exercise of options which are exercisable within sixty days of July 12, 1999.

(10) Includes 220,190 shares which were deemed outstanding because the directors and executive officers as a group had the right to acquire them upon exercise of options which are exercisable within sixty days of July 12, 1999.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Exchange Act requires the Company's directors and executive officers to file reports with the Commission indicating their holdings of and transactions in the Company's equity securities and to provide copies of such reports to the Company. To the Company's knowledge insiders of the Company complied with all such filing requirements for 1998.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Board presently consists of eight members. Pursuant to the Company's Bylaws, the Board may consist of no less than three and no more than fifteen members, classified into three classes, each with, as near as possible, one-third of the members of the Board. It is expected that the Designated Directors will assume office promptly following the purchase of Shares by the Purchaser. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designated Directors will be available. It is currently anticipated that each of the current directors other than Messrs. Goode and Hill will resign and that Messrs. Goode and Hill will be the initial Independent Directors.

     The Parent and the Purchaser have informed the Company that they will choose the Designated Directors from the persons listed below, each of whom has consented to act as a director of the Company. If Purchaser acquires more than 50% of the Shares in the Offer, the Designated Directors will constitute a majority of the Board after they are appointed.

                              DESIGNATED DIRECTORS

     Parent Designees. The Parent has informed the Company that the Parent will choose the following individuals as designees to the Board of Directors (the "Parent Designees"): Sal Giordano, Jr., Robert L. Laurent, Jr., Michael Giordano, Kent E. Hansen, Calvin J. Monsma and Steven L. Schneider. The names and certain biographical information concerning the Parent Designees are set forth below. The current business address of each Parent Designee is c/o Fedders Corporation, 505 Martinsville Road, Liberty Corner, New Jersey 07983-0813, except for Mr. Schneider and Mr. Monsma whose addresses are c/o Trion, Inc., 101 McNeill Road, Sanford, North Carolina 27331-0760.

     The Parent and Purchaser have informed the Company that each of the Parent Designees listed below has consented to act as a director of the Company.

     Sal Giordano, Jr., 60, has been Vice Chairman, President and Chief Executive Officer of Parent since 1988.

     Robert L. Laurent, Jr., 43 has been Executive Vice President, Acquisitions and Alliances of Parent since January 1999. Prior to that he had been Executive Vice President, Finance and Administration and Chief Financial Officer of Parent since 1993. Mr. Laurent joined Parent in 1980 and has served as internal auditor, plant controller, corporate controller and Vice President, Finance.

     Michael Giordano, 35, has been Vice President and Chief Financial Officer of Fedders North America, Inc. and Parent since July 1, 1999. Mr. Giordano also served as Senior Vice President of Fedders International, Inc. from 1998 until being elected to his current positions. Mr. Giordano joined the Fedders organization in 1990 and has held positions with Parent such as Assistant Director of Sourcing, Sales Manager, Director of Sales and Marketing, Vice President of Sales and Managing Director of the Singapore office of Fedders International, Inc.

     Kent E. Hansen, 51, was elected Senior Vice President and Secretary of Parent in August 1996. Previously he was Vice President, Finance, General Counsel and Chief Financial Officer of NYCOR, Inc. Prior thereto, he was Vice President and General Counsel of Parent from 1989 to 1992.

     Steven L. Schneider, 55, has been the President, Chief Executive Officer and a director of the Company since 1993.

     Calvin J. Monsma, 48, has been Vice President and Chief Financial Officer of the Company since 1994.

     None of the Parent Designees has a familial relationship with any directors or executive officers of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed herein pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. Four of the Parent Designees are executive officers of Parent.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than 12:00 Midnight, New York City time, on August 11, 1999, and that, upon assuming the office, the Parent Designees will thereafter constitute at least a majority of the Board.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following is certain biographical information with respect to the current members of the Board of Directors and Executive Officers of the Company.

                                       DIRECTOR
                                       CLASS(1)
                                         TERM           DIRECTOR
NAME                                   EXPIRES    AGE    SINCE                POSITION/OCCUPATION
----                                   --------   ---   --------              -------------------
Brian H. Boender.....................     N/A     50       N/A     Mr. Boender is Vice President -- Sales
                                                                   and Marketing for the Company. He has
                                                                   served the Company in this capacity since
                                                                   1993.
Hugh E. Carr.........................    2001     66      1968     Mr. Carr is the former Chairman and Chief
                                                                   Executive Officer of the Company. Mr.
                                                                   Carr is also a director of the Sanford,
                                                                   N.C. Branch of Wachovia Bank of North
                                                                   Carolina, the Company's principal banking
                                                                   affiliation.
Joseph W. Deering....................    2001     59      1995     Mr. Deering is the Chairman of the
                                                                   Company's Board of Directors and
                                                                   President of PMI Food Equipment Group (a
                                                                   division of Premark International, Inc.),
                                                                   a manufacturer of commercial food service
                                                                   products.
Seddon Goode, Jr.....................    2001     67      1979     Mr. Goode is the President of University
                                                                   Research Park, a 501(c)(6) corporation.
                                                                   Mr. Goode is also a director of Riscorp,
                                                                   Inc.
Calvin J. Monsma.....................     N/A     48       N/A     Mr. Monsma is Vice President and Chief
                                                                   Financial Officer for the Company. He has
                                                                   served the Company in this capacity since
                                                                   1994.
Charles A. Haynes....................     N/A     50       N/A     Mr. Haynes is Vice
                                                                   President -- Engineering for the Company.
                                                                   He has served the Company in this
                                                                   capacity since 1994.
James E. Heins.......................    2002     68      1981     Mr. Heins is an independent
                                                                   communications consultant in Pinehurst,
                                                                   North Carolina. Mr. Heins is also a
                                                                   director of BB&T Financial Corporation.

                                       DIRECTOR
                                       CLASS(1)
                                         TERM           DIRECTOR
NAME                                   EXPIRES    AGE    SINCE                POSITION/OCCUPATION
----                                   --------   ---   --------              -------------------
F. Trent Hill, Jr....................    2002     47      1996     Mr. Hill is the Chief Financial Officer
                                                                   of Sonoco Products Company, a
                                                                   manufacturer of packaging products. Prior
                                                                   to assuming his current position in 1995,
                                                                   Mr. Hill was appointed Vice
                                                                   President -- Finance in 1994 and was Vice
                                                                   President -- Industrial Products
                                                                   Division, N.A. from 1990 through 1994 for
                                                                   Sonoco Products Company.
Grant R. Meyers......................    2000     56      1976     Mr. Meyers is a Partner with Target
                                                                   Sales, a manufacturers' representative
                                                                   organization. He is also Vice President
                                                                   of Island Trader, Inc., a retail store in
                                                                   Key Largo, FL.
David M. Schlegel....................     N/A     47       N/A     Mr. Schlegel is Vice President of the
                                                                   Company and President and Chief Executive
                                                                   Officer of Envirco Corporation, a wholly
                                                                   owned subsidiary of the Company. Mr.
                                                                   Schlegel assumed his current position
                                                                   with the Company in 1995, following the
                                                                   Company's acquisition of Envirco
                                                                   Corporation. Prior to this time Mr.
                                                                   Schlegel served as President and Chief
                                                                   Executive Officer of Envirco Corporation.
Steven L. Schneider..................    2002     55      1993     Mr. Schneider is the President and Chief
                                                                   Executive Officer of the Company. He has
                                                                   served the Company in this capacity since
                                                                   1993.
R.G. Stephens........................     N/A     54       N/A     Mr. Stephens has been the Vice
                                                                   President -- Manufacturing of the Company
                                                                   since 1998. Prior thereto from 1982 to
                                                                   1998 he served as the Company's Director
                                                                   of Manufacturing.
J. Gary Waters.......................     N/A     53       N/A     Mr. Waters is the Vice President
                                                                   Finance -- Trion North America, a
                                                                   position he has held since 1996. From
                                                                   1993 to 1996 he served as the Vice
                                                                   President of Operations and from 1989 to
                                                                   1993 he served as Vice President and
                                                                   Controller of the Company.
Samuel J. Wornom, III................    2000     56      1982     Mr. Wornom is the President of Nouveau
                                                                   Properties, Inc., a Company comprising
                                                                   primarily real estate investments. Mr.
                                                                   Wornom is also a director of Capital Bank
                                                                   and of Carolina Pottery.

---------------
(1) Each director term is scheduled to expire in the year indicated when such respective successors are elected and qualified.

     There are no family relationships between any executive officers or directors of the Company except that Messrs. Meyers and Carr are brothers-in-law. Except as otherwise indicated, each director and executive officer has held the principal occupation listed for five years or more.

BOARD AND COMMITTEE MEETINGS

     The Company has standing audit, compensation and nominating committees. During 1998 the Board met twenty one times; the audit committee met twice; the compensation committee met once; and the nominating committee met once. Each of the directors attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he served. The functions of the audit committee consist primarily of selecting the Company's independent auditors and reviewing their independence; approving the scope of annual or special audit activities and reviewing audit results; monitoring financial reporting and accounting practices; and reviewing the adequacy of the Company's system of internal accounting controls. The functions of the compensation committee are to make recommendations to the Board on all matters of policy and procedures relating to compensation of executive management; to conduct an annual review of the performance of the Company's executives and to make recommendations to the Board regarding the level and form of compensation to be awarded each executive, including the granting of stock options; and to make reports and recommend actions to the Board concerning compensation plans, including an annual Management Incentive Plan. The functions of the nominating committee consist of making recommendations to the Board concerning its size, the composition of its classes and candidates for election as directors, including consideration of individuals recommended by shareholders for election as a director.

DIRECTOR COMPENSATION

     During 1998 and 1999, the Chairman of the Board was paid an annual retainer of 3,000 shares of Common Stock and all other non-employee directors were paid an annual retainer of 1,500 shares of Common Stock. In addition, all non-employee directors receive a fee of $600 for participation in each meeting of the Board and each committee meeting. Each director has $50,000 in life insurance coverage and $200,000 in travel and accident coverage through the Company's group plans.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following Summary Compensation Table sets forth information concerning the compensation, during the periods indicated, of the President and Chief Executive Officer of the Company and the other four most highly paid executive officers of the Company in 1998:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM COMPENSATION
                                                                          ---------------------------------
                                          ANNUAL COMPENSATION                     AWARDS            PAYOUTS
                                ---------------------------------------   -----------------------   -------
                                                              OTHER       RESTRICTED   SECURITIES                 ALL
                                                              ANNUAL        STOCK      UNDERLYING    LTIP        OTHER
                                       SALARY     BONUS    COMPENSATION   AWARDS(S)     OPTIONS     PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR     ($)       ($)         ($)           ($)          ($)         ($)        ($)(1)
---------------------------     ----   -------   -------   ------------   ----------   ----------   -------   ------------
B. H. Boender.................  1998   110,600    17,077         N/A           N/A        5,500       N/A        12,181
  Vice President -- Sales       1997   106,250    60,818         N/A           N/A        3,540       N/A        10,121
  Marketing                     1996   102,360    18,044         N/A           N/A        5,280       N/A         8,896

C. A. Haynes..................  1998   105,000     8,134         N/A           N/A        5,500       N/A         8,755
  Vice President --             1997    98,282    34,474         N/A           N/A        3,540       N/A         7,691
  Engineering                   1996    94,050    12,609         N/A           N/A        4,511       N/A         8,186

C. J. Monsma..................  1998   113,400     6,827         N/A           N/A        5,500       N/A        12,237
  Vice President and            1997   108,576    44,460         N/A           N/A        3,540       N/A        10,028
  Chief Financial Officer(2)    1996   104,200    13,806         N/A           N/A        5,008       N/A         9,065

D. M. Schlegel................  1998   180,000         0   18,146(3)           N/A        5,500       N/A        54,319
  Vice President,               1997   173,053    90,853         N/A           N/A        3,540       N/A        52,163
  President -- Envirco(4)       1996   166,397    35,051         N/A        20,000(5)     4,451       N/A        52,080

S. L. Schneider...............  1998   214,000    14,980         N/A           N/A       11,000       N/A        20,606
  President and Chief           1997   205,500   119,796         N/A           N/A        7,080       N/A        18,461
  Executive Officer(6)          1996   197,600    27,960         N/A           N/A        9,912       N/A        16,195

---------------
(1) Represents the Company's contribution to the applicable 401(k) retirement plans for the accounts of the named executive officers. For Messrs. Schneider, Boender, Monsma and Haynes amounts credited under the Non-Qualified Retirement and Savings Plan, which provides for an annual accrual equal to 7% of an eligible executives base salary plus interest thereon, is included. The amounts credited in 1998, 1997 and 1996, respectively, under the Non-Qualified Retirement and Savings Plan were as follows: Mr. Schneider -- $17,877, $16,086 and $14,275; Mr.
    Boender -- $9,840, $8,538 and $7,395; Mr. Monsma -- $9,468, $8,498 and
    $7,528; and Mr. Haynes -- $8,755, $7,690 and $6,796. Also represents non-compete payments of $50,000 in each of the years 1998, 1997 and 1996 received by Mr. Schlegel related to an employment agreement described under the caption "Compensation Agreements."

(2) Mr. Monsma's employment arrangements are described under the caption "Compensation Agreements."

(3) Represents Company paid fringe benefits and perquisites, including automobile expenses in the amount of $13,743, provided to Mr. Schlegel pursuant to an employment agreement described under the caption "Compensation Agreements."

(4) Mr. Schlegel is employed pursuant to an employment agreement described under the caption "Compensation Agreements."

(5) Mr. Schlegel was awarded non-qualified options to purchase the Company's Common Stock pursuant to an employment agreement described under the caption "Compensation Agreements."

(6) Mr. Schneider is employed pursuant to an employment agreement described under the caption "Compensation Agreements."

     The following table sets forth information concerning stock option grants during 1998 to the executive officers named in the Summary Compensation Table:

                             OPTION GRANTS IN 1998

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                 NUMBER OF     % OF TOTAL                                ANNUAL RATES OF
                                 SECURITIES     OPTIONS                                    STOCK PRICE
                                 UNDERLYING    GRANTED TO    EXERCISE                    APPRECIATION FOR
                                  OPTIONS      EMPLOYEES     OR BASE                       OPTION TERM
                                  GRANTED      IN FISCAL      PRICE      EXPIRATION    --------------------
NAME                               (#)(1)       YEAR(2)       ($/SH)        DATE        5%($)       10%($)
----                             ----------    ----------    --------    ----------    --------    --------
B. H. Boender..................     5,500         5.70        5.3125      2/10/03        8,073      17,838
C. A. Haynes...................     5,500         5.70        5.3125      2/10/03        8,073      17,838
C. J. Monsma...................     5,500         5.70        5.3125      2/10/03        8,073      17,838
D. M. Schlegel.................     5,500         5.70        5.3125      2/10/03        8,073      17,838
S. L. Schneider................    11,000        11.40        5.3125      2/10/03       16,145      35,677

---------------
(1) All stock options reflected in the table were granted under the Company's 1995 Incentive Stock Option Plan and are incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The options become exercisable ratably over three years from the first anniversary of the date of grant.

(2) Based upon options to purchase 96,500 shares granted during 1998.

     The following table sets forth information concerning the options exercised during 1998 and the unexercised options held at December 31, 1998 by the executive officers named in the Summary Compensation Table:

      AGGREGATED OPTION EXERCISES IN 1998 AND 1998 YEAR END OPTION VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED             IN-THE-MONEY
                              SHARES        VALUE           OPTIONS AT FISCAL              OPTIONS AT FISCAL
                            ACQUIRED ON    REALIZED            YEAR-END (#)                 YEAR-END($)(1)
NAME                        EXERCISE(#)      ($)        EXERCISABLE UNEXERCISABLE      EXERCISABLE UNEXERCISABLE
----                        -----------    --------     -------------------------      -------------------------
B. H. Boender.............      --           --           13,653          9,620                    0
C. A. Haynes..............      --           --           11,308          9,364                    0
C. J. Monsma..............      --           --           21,820          9,530                    0
D. M. Schlegel............      --           --           24,147          9,344                    0
S. L. Schneider...........      --           --          103,421         19,024                    0

---------------
(1) The exercise price of all of the options listed above are in excess of or equal to the closing sales price of the Common Stock as reported on the NASDAQ National Market System on December 31, 1998 of $3.00 per share.

PENSION BENEFITS

     Prior to January 31, 1999, the Company maintained a noncontributory defined benefit retirement plan (the "Plan") for all domestic employees of the Company who completed one year of service with the Company and reached the age of 21.

     Historically, benefits under the Plan were calculated for participants on two separate bases. With respect to any years of service prior to January 1, 1982, benefits were based on the participant's average monthly earnings during the period from January 1, 1977 to December 31, 1981. With respect to years of service beginning January 1, 1982, through December 31, 1995, benefits for each participant were determined based on the individual's actual earnings, and the annual amounts as calculated were aggregated.

     Beginning January 1, 1996, the Company amended the Plan to a cash balance basis. Under the terms of the conversion to a cash balance pension plan, benefits became based on hypothetical account balances. The benefit accrued by each participant prior to January 1, 1996 was converted into an actuarially equivalent cash balance amount. For 1997 and 1996, each participant accrued an additional benefit equal to 2.75% of eligible compensation and interest was credited on their hypothetical account balance at a rate fixed by the Board. The rate for both 1997 and 1996 was 6.5%. Eligible compensation for purposes of the Plan includes salary and bonus, as referenced in the Summary Compensation Table, subject to maximum annual compensation of $150,000 which is indexed for inflation. For 1998, the maximum annual pension payable under the Plan was $130,000.

     The normal form of benefit payment was calculated as a straight life annuity with joint and survivor options available. With the conversion to a cash balance pension plan, lump sum distributions were also permitted.

     On October 24, 1997, the Board acted to freeze the Plan effective December 31, 1997 and terminate the Plan upon approval from the Internal Revenue Service. Approval was received on November 16, 1998. Effective January 31, 1999, the plan was terminated and all participants became fully vested and were either paid a lump sum distribution, provided an annuity, or rolled over their accumulated benefit balance. All Plan assets were distributed to Plan participants. Pursuant to this distribution the named executive officers received the following amounts on January 31, 1999: Mr. Schneider -- $51,552; Mr. Boender -- $23,377; Mr. Monsma -- $13,784; and Mr. Haynes -- $13,290.

     Prior to the termination, the estimated annual benefit payable under the Plan at the normal retirement age of 65 to the named executive officers was: Mr. Schneider -- $8,631; Mr. Boender -- $5,505; Mr. Monsma -- $3,595; and Mr.
Haynes -- $2,995. Mr. Schlegel was an employee of the Company's subsidiary, Envirco Corporation ("Envirco") which maintained only a defined contribution pension plan.

  Agreements under the Company's 1985 Incentive Stock Option Plan

     Certain of the executive officers and key management employees of the Company and its subsidiaries hold options granted under the Trion, Inc. 1985 Incentive Stock Option Plan (the "1985 Incentive Plan") under which options were granted to full-time executives and other key management employees of the Company or any subsidiary for the purchase of Common Stock. All options granted under the 1985 Incentive Plan were evidenced by an Incentive Stock Option Agreement between the Company and the optionee. The 1985 Incentive Plan was approved by the Company's shareholders on April 16, 1985. The maximum number of shares of Common Stock approved for issuance under the 1985 Incentive Plan was 161,000. Options granted under the 1985 Incentive Plan were intended to qualify as incentive stock options. Options were granted for a term not exceeding ten years (five years in the case of an incentive stock option granted to a person who owned more than ten percent of the voting stock of the Company or one of its subsidiaries) and are not transferrable other than by will or the laws of descent and distribution. The Board terminated the 1985 Incentive Plan on April 18, 1995. The option price for the Common Stock covered by any option could not be less than 100% of the fair market value of said Common Stock on the date the option was granted (110% in the case of an incentive stock option granted to a person who owns more than ten percent of the voting stock of the Company or one of its subsidiaries). All options granted under the 1985 Incentive Plan are fully exercisable.

  Agreements under the Company's 1995 Incentive Stock Option Plan

     Certain of the officers and other key employees of the Company and its subsidiaries hold options or performance awards granted under the Trion, Inc. 1995 Incentive Stock Option Plan (the "1995 Incentive Plan") under which options (either incentive stock options or non-statutory stock options), stock appreciation rights, performance awards and other awards of Common Stock which are valued in part by reference to the Common Stock may be granted to officers and other key employees of the Company or any subsidiary (collectively, "Awards"). All Awards granted under the 1995 Incentive Plan are evidenced by an agreement between the Company and the grantee. The 1995 Incentive Plan was approved by the Company's shareholders on April 18, 1995. The maximum number of shares of Common Stock approved for issuance under the 1995 Incentive Plan is 285,000 (subject to adjustment in certain events). Options may be granted for a term not to exceed ten years (five years in the case of an incentive stock option granted to a person who owns more than ten percent of the voting stock of the Company or one of its subsidiaries) and are not transferrable other than by will or the laws of descent and distribution. The Board may terminate the 1995 Incentive Plan at any time prior to its stated termination date, provided that such termination not, subject to certain conditions, alter or impair any of the rights or obligations pursuant to any option theretofore granted under the 1995 Incentive Plan. The option price for the Common Stock covered by any option cannot be less than 100% of the fair market value of said Common Stock on the date the option is granted (110% in the case of an incentive stock option granted to a person who owns more than ten percent of the voting stock of the Company or one of its subsidiaries). Upon a change in control, all options outstanding become immediately and fully exercisable.

  Stock Awards under the Non-Employee Director Stock Plan

     On January 16, 1995 the Board adopted the 1995 Non-Employee Director Stock Plan. The shareholders of the Company approved the 1995 Non-Employee Director Stock Plan at their 1995 annual meeting. On December 10, 1998 the Board adopted, and the shareholders of the Company approved on April 20, 1999, an amendment to the 1995 Non-Employee Director Stock Plan. As amended, the 1995 Non-Employee Director Stock Plan is referred to herein as the "Director Stock Plan". The purposes of the Director Stock Plan are to promote the interests of the Company and its shareholders by attracting, retaining and providing an incentive to non-employee directors by giving them an increased proprietary interest in the Company, thereby more closely aligning their interests with those of the shareholders of the Company. The Director Stock Plan became effective on April 18, 1995 and will remain effective until the close of business on April 18, 2000, unless the Director Stock Plan is terminated earlier by the Board. The Director Stock Plan provides that each individual elected, reelected or continuing as a non-employee director as of each annual meeting date shall automatically receive an award (the "Annual Award") in an amount to be determined by the Board. Pursuant to that authority, during 1998 and 1999 the Board fixed the amount of the annual award to be 3,000 shares of Common Stock to the Chairman of the Board of the Company and 1,500 shares of Common Stock for the other non-employee directors. The aggregate number of shares of Common Stock which may be issued under the Director Stock Plan is 45,000 shares of Common Stock. The Board administers the Director Stock Plan and may amend or terminate it; provided, however, that no amendment may be made without shareholder approval if such approval is required by Rule 16b-3 under the Exchange Act (unless the Board determines that such compliance is no longer desired) or under any other applicable law.

COMPENSATION AGREEMENTS

  Mr. Schneider's Employment Arrangement

     On March 31, 1993 the Company and Steven L. Schneider entered into an employment agreement which was subsequently amended and restated on July 28, 1995 and again on May 20, 1998, (as so amended and restated, the "Schneider/Trion Agreement"), providing for his employment as President and Chief Executive Officer for a five-year term commencing on May 24, 1993 (the "Commencement Date"). In accordance with its terms, the Schneider/Trion Agreement is automatically extended for additional one year periods on each anniversary date of the Commencement Date, unless either party gives written notice of termination at least 90 days prior to the anniversary date. The current term of the Schneider/Trion Agreement ends on May 23, 2000. The Schneider/Trion Agreement provides for a base salary of $214,000 per year, subject to review and adjustment by the Board or the Compensation Committee. The initial Schneider/Trion Agreement also provided for the grant of options to purchase an aggregate of 175,000 shares of Common Stock described in more detail below. In the event of Mr. Schneider's death, disability or resignation or discharge by the Company other than a termination without cause or resignation with good reason (as described below), the Company would pay him all accrued obligations including his base salary through the date of termination, the amount of any accrued bonus and incentive, deferred or other cash compensation, and all accrued benefits under the Company's retirement, incentive and other benefit plans. In the event of a termination without cause or resignation with good reason, he is entitled to receive the product of three times the highest base salary during the term of the Schneider/Trion Agreement plus the full target award fixed for Mr. Schneider under the Trion, Inc. Management Incentive Plan (the "Management Incentive Plan" and each such target award, a "target award") for the then-current fiscal year; a pro rata incentive bonus equal to the full target award for the then-current fiscal year; an amount equal to the sum of (A) the maximum contributions that could have been made by the Company on Mr. Schneider's behalf to all defined contribution plans of the Company and (B) the present value of the benefits that Mr. Schneider could have accrued under all defined benefit plans of the Company, had Mr. Schneider continued to participate in such plans for a three year period following termination; and, for a period of two years after such termination, the Company must continue to provide Mr. Schneider insurance coverage generally provided for other Company executives or until such time as Mr. Schneider is provided with substantially equivalent benefits by another employer. For this purpose, a termination without cause or resignation with good reason includes a discharge by the Company without cause or a resignation by Mr. Schneider within one year after a substantial reduction of Mr. Schneider's compensation or duties, a relocation of Mr. Schneider's principal place of business to a location which is more than 50 miles from its current location, a substantial change in the duties and responsibilities of Mr. Schneider's current position, the giving of notice by the Company that it elects not to extend the Schneider/Trion Agreement or a failure by the Company to cause a successor to assume the Company's obligations under the Schneider/Trion Agreement. The Schneider/Trion Agreement provides that the Company will indemnify Mr. Schneider to the fullest extent permitted by law against claims relating to his service as a director, officer or employee of the Company or any other enterprise for which he acts in such capacity at the Company's request.

     On March 31, 1993, pursuant to the Schneider/Trion Agreement, the Company and Mr. Schneider also entered into a Stock Option Agreement pursuant to which the Company granted to Mr. Schneider nonstatutory stock options to purchase an aggregate of 175,000 shares of Common Stock; consisting of options on 100,000 shares which vested on the Commencement Date at an exercise price of $2.50 per share (the "1993 Options") and options on 75,000 shares which vested on May 24, 1994 at an exercise price of $3.00 per share (the "1994 Options"). The fair market value of Common Stock at the time of grant of the options was $3.75 per share. During 1995 and 1997 Mr. Schneider exercised all of the 1993 Options.

     As a condition to Parent's entering into the Merger Agreement, Parent and Mr. Schneider entered into an employment agreement on July 12, 1999 (the "Schneider/Parent Agreement"), providing for Mr. Schneider's employment as Senior Vice President of Parent and Chairman and Chief Executive Officer of Indoor Air Quality ("Indoor Air Quality"), until August 31, 2002. The Schneider/Parent Agreement replaces and supersedes the Schneider/Trion agreement, including the change in control provision thereof. The effectiveness of the Schneider/Parent Agreement is conditioned upon the consummation of the Offer. The Schneider/ Parent Agreement will be automatically extended for an additional year as of August 31, 2002 and on each anniversary thereof unless either party gives written notice of termination at least 180 days prior to any such date.

     The Schneider/Parent Agreement provides for a base salary of $214,000 per year (the "Schneider Base Salary"), subject to review and adjustment by the Board of Directors of the Parent or the compensation committee of the Parent. Mr. Schneider's compensation under the Schneider/Parent Agreement also includes an annual discretionary incentive bonus equal to 50% of the Schneider Base Salary based on the performance of the Indoor Air Quality unit and certain individual performance targets established by the chief executive officer of Parent. In addition, Mr. Schneider will receive as incentive compensation an amount equal to 1/4% of the total purchase price of acquisitions of businesses included in the Indoor Air Quality unit.

     Pursuant to the Schneider/Parent Agreement, on the date the Merger is consummated, Mr. Schneider will be granted options to purchase 100,000 shares of the Class A Stock of the Parent at an exercise price equal to the closing price of Class A Stock on the New York Stock Exchange on such date. The Schneider/Parent Agreement provides that one third of the options will vest each year on the anniversary date of the Schneider/Parent Agreement.

     In the event of Mr. Schneider's death, disability or resignation or discharge by Parent other than a termination without "cause" (as defined in the Schneider/Parent Agreement), or resignation with "good reason" (as defined in the Schneider/Parent Agreement), Parent will pay Mr.
Schneider: (i) all accrued obligations including the Schneider Base Salary through the date of termination, and (ii) all accrued benefits under Parent's retirement, incentive or other benefit plans. In the event of a termination without cause or resignation with good reason (i) Parent will pay Mr. Schneider all accrued obligations including the Schneider Base Salary through the date of termination; (ii) Parent will pay Mr. Schneider a lump sum equal to the balance of the Schneider Base Salary and any incentive compensation then in effect for the remainder of the term of the Schneider/Parent Agreement; (iii) an amount equal to the maximum contributions that could have been made by Parent on Mr. Schneider's behalf to all defined contribution plans of Parent on the same basis as in effect on the date of termination of the Schneider/Parent Agreement for the remainder of the term of the Schneider/Parent Agreement shall be paid to the trustees of such plans; however, in the event any such plans will not allow such payment, the Parent will pay to Mr. Schneider a lump sum in cash equal to the total amount not accepted by such plan; (iv) Mr. Schneider shall be entitled to receive all benefits accrued by him under the retirement, incentive or other benefit plans in which he was participating; (v) Parent will pay all premiums under COBRA for Mr. Schneider and his dependents if they elect coverage; and
(vi) in the event Mr. Schneider is so terminated or resigns during the initial three year term of the Schneider/Parent Agreement, any unvested Parent stock options granted to Mr. Schneider pursuant to the Schneider/Parent Agreement shall vest immediately and Mr. Schneider will have 30 days to exercise such options.

     For purposes of the Schneider/Parent Agreement, a termination without cause or resignation with good reason includes (i) a discharge by Parent without cause, (ii) a resignation by Mr. Schneider within one year after a substantial reduction of Mr. Schneider's compensation, (iii) a relocation of Mr. Schneider's principal place of business to a location which is more than 50 miles from its current location, (iv) a substantial change in the duties and responsibilities of Mr. Schneider's current position, or (v) any material breach of the Schneider/Parent Agreement. The Schneider/Parent Agreement provides that Parent will indemnify Mr. Schneider to the fullest extent permitted by law against claims relating to his service as an officer or employee of Parent or any other enterprise for which he acts in such capacity at Parent's request.

  Mr. Schlegel's Employment Arrangement

     On August 1, 1995 and in conjunction with the Company's acquisition of Envirco, Mr. Schlegel, the Company and Envirco entered into an employment agreement providing for Mr. Schlegel's employment as President and Chief Executive of Envirco for a term continuing until August 1, 2000 (the "Schlegel Employment Agreement"). The agreement provided for (i) an annual base salary of $166,397 with increases at the sole discretion of the Board, based upon Mr. Schlegel's performance and that of Envirco, (ii) participation in the Company's Management Incentive Plan, (iii) participation in the Company's Incentive Stock Option Plan, and (iv) participation in all other fringe benefit plans of Envirco. In addition, the agreement provided for a Stock Option Award Agreement by which Mr. Schlegel would be eligible for awards of options to purchase up to 20,000 shares of Common Stock, at a per share price fixed at five days prior to the award but in no event less than $6.00 per share, in each of the five years of the employment agreement based upon specific performance targets established for Envirco. Under this Stock Option Award Agreement, Mr. Schlegel was awarded 20,000 shares at an exercise price of $6.00 per share for Envirco's performance in 1995 and no awards were made for 1996, 1997 or 1998. In the event of death or disability, Mr. Schlegel was to be paid all accrued wages, incentives and benefits to which he is entitled under the retirement, incentive and other benefit plans. Pursuant to the Schlegel Employment Agreement, in the event of Mr. Schlegel's termination without cause, Mr. Schlegel was to continue to be paid his base salary then in effect for a period of the lesser of (i) twenty four months or (ii) the remaining employment term, with such amount being reduced by his other gross earnings during the period such payments are payable. Additionally, the employment agreement called for Mr. Schlegel to be paid five annual payments of $50,000, on August 1 of each of the five years commencing August 1, 1995 for the covenant not to compete included in the employment agreement. The covenant includes Mr. Schlegel's agreement to protect and not disclose confidential information.

     The Schlegel Employment Agreement was amended by the First Amendment to Employment Agreement and Agreement Regarding Certain Other Matters dated April 21, 1999 between Mr. Schlegel, the Company and Envirco (the "Amended Schlegel Employment Agreement"). Pursuant to the Amended

Schlegel Employment Agreement, Mr. Schlegel's employment as President and Chief Executive Officer of Envirco will terminate on August 1, 1999. He is to serve as a consultant to the Company and Envirco from August 1, 1999 to December 31, 1999. As of August 1, 1999, Mr. Schlegel's compensation and benefits will be governed by the Amended Schlegel Employment Agreement rather than the Schlegel Employment Agreement. The Amended Schlegel Employment Agreement provides that Mr. Schlegel will (i) be paid $75,000 on January 5, 2000 as compensation for the consulting services he performs under the Amended Schlegel Employment Agreement;
(ii) be paid by February 28, 2000 his prorated incentive bonus for 1999 through July 31, 1999, (iii) as of August 1, 1999, no longer be eligible to participate in the Bonus Incentive Plan, Envirco's 401(k) plan or the Company's Incentive Stock Option Plan; (iv) be able to participate in Envirco's life and medical insurance plans; (v) as of August 1, 1999, no longer be eligible for any stock option awards under the Stock Option Award Agreement; (vi) be paid for any of his accrued and unused vacation time on August 1, 1999; and (vii) be paid $50,000 on August 1, 1999 in consideration of Mr. Schlegel agreeing to Section 6 of the Schlegel Employment Agreement to not compete with Envirco for two years following termination of his employment with Envirco.

  Mr. Monsma's Employment Agreement.

     On May 19, 1998 the Company and Calvin J. Monsma entered into a Change in Control Agreement (the "Control Agreement") providing for certain severance payments being made to Mr. Monsma in the event of his termination without cause or resignation with good reason should there be a change in control of the Company. The term of the agreement is for three years and, in the event of a change in control of the Company, for two years from the date of the change in control. The Control Agreement provides that, in the event of a termination without cause or resignation with good reason, Mr. Monsma is entitled to receive
(i) the product of two times the sum of the highest base salary during the term of the Control Agreement plus the full target award fixed for the then-current year; (ii) a pro rata incentive bonus equal to the full target award for the then-current fiscal year; (iii) the sum of (A) the maximum contribution that could have been made by the Company on Mr. Monsma's behalf to all defined contribution plans of the Company and (B) the present value of the benefits that Mr. Monsma could have accrued under all defined benefit plans of the Company, had Mr. Monsma continued to participate in such plans for a three year period following termination; and (iv) insurance coverage providing substantially similar benefits to those which he was receiving immediately prior to the effective date for two years or until such time as Mr. Monsma is provided with substantially equivalent benefits by another employer. For this purpose, a termination without cause or resignation with good reason includes (i) a discharge by the Company without cause or a resignation by Mr. Monsma within one year after a substantial reduction of Mr. Monsma's compensation or duties, (ii) a relocation of Mr. Monsma's principal place of business to a location which is more than 50 miles from its current location, (iii) a substantial change in the duties and responsibilities of Mr. Monsma's current position, (iv) the giving of notice by the Company that it elects not to extend the Control Agreement or (v) a failure by the Company to cause a successor to assume the Company's obligations under the Control Agreement.

     As a condition to Parent's entering into the Merger Agreement, the Company and Mr. Monsma entered into an employment agreement on July 12, 1999 (the "Monsma Agreement"), providing for Mr. Monsma's employment as Vice President and Chief Financial Officer of the Company until August 31, 2002. The Monsma Agreement replaces and supersedes the Control Agreement. The effectiveness of the Monsma Agreement is conditioned upon the consummation of the Offer. The Monsma Agreement will be automatically extended for an additional year as of August 31, 2002 and on each anniversary thereof unless either party gives written notice of termination at least 90 days prior to any such date.

     The Agreement provides for a base salary of $113,400 per year (the "Monsma Base Salary"), subject to review and adjustment by the Company. Mr. Monsma's compensation will also include an annual discretionary bonus equal to 35% of the Monsma Base Salary which will be based on the performance of the Company and certain individual performance targets established by the chief executive officer of Parent's Indoor Air Quality unit. In addition, Mr. Monsma will receive as incentive compensation an amount equal to 1/8% of the total purchase price of acquisitions of businesses by the Company.

     Pursuant to the Monsma Agreement, at the Effective Time, Mr. Monsma will be granted options to purchase 25,000 shares of the Class A Stock of Parent at an exercise price equal to the closing price of the Class A Stock on such date. The Monsma Agreement provides that one third of the options will vest each year on the anniversary date of the Monsma Agreement.

     In the event of Mr. Monsma's death, disability or resignation or discharge by the Company other than a termination without "cause" (as defined in the Monsma Agreement) or resignation with good reason (as defined in the Monsma Agreement), the Company will pay Mr. Monsma: (i) all accrued obligations including the Monsma Base Salary through the date of termination, and (ii) all accrued benefits under the Company's retirement, incentive or other benefit plans. In the event of a termination without cause or resignation with good reason, (i) the Company will pay Mr. Monsma all accrued obligations including the Monsma Base Salary through the date of termination; (ii) the Company will pay Mr. Monsma a lump sum equal to the balance of the Monsma Base Salary and any incentive compensation then in effect for the remainder of the term of the Monsma Agreement; (iii) an amount equal to the maximum contributions that could have been made by the Company on Mr. Monsma's behalf to all defined contribution plans of the Company on the same basis as in effect on the date of termination of the Monsma Agreement for the remainder of the term of the Monsma Agreement shall be paid to the trustees of such plan(s); however, in the event any of such plans will not allow such payment, the Company will pay to Mr. Monsma a lump sum in cash equal to the total amount not accepted by such plans; (iv) Mr. Monsma shall be entitled to receive all benefits accrued by him under the retirement, incentive or other benefit plans in which Mr. Monsma was participating; (v) the Company will pay all premiums under COBRA for Mr. Monsma and his dependents if they elect coverage and (vi) in the event Mr. Monsma is so terminated or resigns during the initial three year term of the Monsma Agreement, any unvested Parent stock options granted to Mr. Monsma pursuant to the Monsma Agreement shall vest immediately and Mr. Monsma shall have 30 days to exercise such options.

     For purposes of the Monsma Agreement, a termination without cause or resignation with good reason includes (i) a discharge by Parent without cause or a resignation by Mr. Monsma within one year after a substantial reduction of Monsma's compensation, (ii) a relocation of Mr. Monsma's principal place of business to a location which is more than 50 miles from its current location,
(iii) a substantial change in the duties and responsibilities of Mr. Monsma's current position, or (iv) any material breach of the Monsma Agreement. The Monsma Agreement provides that the Parent will indemnify Mr. Monsma to the fullest extent permitted by law against claims relating to his service as an officer or employee of the Company or any other enterprise for which he acts in such capacity at the Company's request.

  Mr. Haynes' Change in Control Agreement

     On March 29, 1999 the Company and Charles A. Haynes, Vice President of Engineering of the Company, entered into a Change in Control Agreement (the "Haynes Control Agreement"). The Haynes Control Agreement requires that the Company employ Mr. Haynes for one year from the date of a Change in Control (as defined in the recitals to the Haynes Control Agreement). During this one year period following the date of a Change in Control, the Company must (i) pay Mr. Haynes a base salary no less than the amount the Company paid Mr. Haynes immediately prior to the date of a Change in Control; (ii) permit Mr. Haynes to participate in any pension, retirement, profit sharing, health, life, disability, vacation, bonus, incentive, stock option or similar plan or program established by the Company in the same manner and to the same extent as other similarly situated executives of the Company; (iii) permit Mr. Haynes to be entitled to perquisites of office, fringe benefits and other similar benefits consistent with the Company's practices; and (iv) reimburse Mr. Haynes for reasonable business expenses and disbursements incurred by him in the course of the performance of his duties.

     The Haynes Control Agreement provides that in the event of a termination without cause Mr. Haynes is entitled to receive (i) an amount equal to his highest annual base salary during the term of the Haynes Control Agreement; (ii) an amount equal to the full target award for the then-current year; (iii) a pro rata share of the full target award for the then-current year; (iv) the sum of
(A) the maximum contribution that could have been made by the Company on Mr. Haynes' behalf to all defined contribution plans of the Company and (B) the present value of the benefits that Mr. Haynes could have accrued under all defined benefit plans of the Company, had Mr. Haynes continued to participate in such plans for a one year period following termination of employment; (v), to the extent not paid, an amount equal to (A) his base salary through the date of his termination of employment, (B) any bonus, incentive compensation, deferred compensation and other cash compensation accrued by him as of the date of his termination of employment (to the extent not included in (iii) above), and (C) any vacation, expense reimbursements and other cash entitlements accrued by Mr. Haynes as of the date of his termination of employment; and (vi) insurance coverage providing substantially similar benefits to those which he was receiving immediately prior to the date of his termination of employment for a period of one year following the date of the termination of Mr. Haynes' employment or until such time as Mr. Haynes is provided with substantially equivalent benefits by another employer. Under the Haynes Control Agreement, "termination without cause" means the occurrence within one year of the date of a Change in Control of one of the following: a discharge by the Company of Mr. Haynes without Cause (as defined in the Haynes Control Agreement), a substantial reduction of Mr. Haynes' base salary, benefits or perquisites, or a relocation of Mr. Haynes' principal place of business to a location which is more than 50 miles from its current location.

     The Haynes Control Agreement prohibits Mr. Haynes from disclosing confidential information regarding the Company during and after his employment with the Company.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board makes recommendations to the Board concerning compensation plans for the Company generally and the specific forms and levels of compensation for executive officers of the Company. The Compensation Committee, which is comprised of three members, each of whom is a non-employee director, makes the following report on executive compensation:

COMPENSATION PHILOSOPHY

     The executive compensation policies established by the Board are intended to provide compensation to the Company's executive officers at competitive levels in order to attract and retain qualified executive officers, to reward executive officers based on the Company's annual and long-term performance, and to thereby enhance shareholder value. The Compensation Committee views stock-based awards as an important means of linking compensation to corporate performance and providing executive officers with an added incentive to enhance shareholder value.

     The Company will not be affected for the 1998 tax year by the limitation on deductibility of executive compensation imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and it is not presently anticipated that Section 162(m) will affect the Company's compensation deductions in future years. The Compensation Committee intends to review this issue periodically.

ELEMENTS OF EXECUTIVE COMPENSATION

     Compensation of the Company's executive officers currently consists of the following elements: base salary, cash payments under the Management Incentive Plan as adopted for a particular year, and stock option awards, including awards under the 1995 Incentive Plan.

     Base Salary. As to all executive officers other than the Chief Executive Officer, the Compensation Committee establishes base salaries primarily on the basis of the Chief Executive Officer's recommendations. The Chief Executive Officer's approach to determining recommended base salary for a new executive officer includes consideration of responsibilities of the position, the candidate's experience, skills and expertise, prior accomplishments, current compensation, competitive salary data including various national reports and surveys and cost of living comparisons of new location versus old location. In order to ensure that a new officer's base salary bears a reasonable relation to the base salaries paid to others, the compensation levels of existing executive officers are also considered. The primary factors influencing the Chief Executive Officer's annual recommended changes in base salaries for existing executive officers are his personal evaluation of individual performances for the prior year including attainment of personal objectives and goals, attainment of

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

Company performance goals, the Company's salary structure, competitive salary data including various national reports and surveys and the prior year's national percentage increase in the cost of living.

     Management Incentive Plan. Each year a Management Incentive Plan is adopted by the Board to provide executive officers and key management employees with cash compensation commensurate with the level of attainment of certain performance goals. Target amounts payable under the Management Incentive Plan to individual executives are determined at the discretion of the Board and amounts earned, if any, are paid annually early in the succeeding year. Target amounts are earned if certain pre-established Company and individual performance goals are achieved. The structure and elements of each year's Management Incentive Plan historically have been similar from year to year. Company goals under the Management Incentive Plan for 1998 were comprised of targeted amounts of net sales and operating income. Individual performance goals are established by the executive officer to whom the individual reports, after consultation with the individual. The target amounts which may be earned by individual executive officers if performance goals are achieved are set at a specified percentage of base salary. The target percentages for 1998 for executive officers other than the Chief Executive Officer ranged from 35% to 50% of base salary and were set by the Board based on the Chief Executive Officer's recommendations. The target percentage for the Chief Executive Officer was set at 50% for 1998 by the Board. Incentive compensation can be earned at levels below and above the targeted percentages of base salary, with the minimum and maximum amounts for 1998 being 0% and 150% of each individual's target percentage. Threshold and maximum Company performance criteria are established in addition to the target performance criteria, and actual percentages of base salary earned are determined by proration based on the level of achievement within the range between the threshold and maximum performance criteria. No payments are made if the threshold criteria are not met.

     Options. The grant of stock options is intended to provide long-term performance-based compensation to executive officers of the Company. Options also are intended to provide executive officers with an additional incentive to increase and promote shareholder value. The Compensation Committee approved incentive stock option grants in 1998. Grants were based on a pool of shares determined by the number of participants, with established minimum and maximum numbers of shares if certain performance goals were attained. The specific number of shares granted to individuals was provided in the recommendation. The exercise price of the options is equal to the fair market value of the Common Stock on the date of grant. The Board has generally granted incentive stock options within the meaning of Section 422 of the Code, and all options granted in 1998 were incentive stock options. The Compensation Committee also from time to time recommends that the Board award, in its discretion, non-statutory stock options to executive officers, particularly where a one-time grant involving a significant number of shares is considered appropriate in connection with the recruitment of a new executive to the Company, such as the options granted to the Company's Chief Executive Officer in 1993 as described under the caption "Compensation Agreements."

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     Mr. Schneider's employment agreement as currently in effect and related Stock Option Agreement are described under the caption "Compensation Agreements."

     As is the case for each of the Company's executive officers, Mr. Schneider's compensation currently includes three primary components: base salary, cash payments under the Management Incentive Plan and stock option awards. His target award under the 1998 Management Incentive Plan was 50% of base salary, to be based 80% on Company performance and 20% on his individual performance goals. Targeted Company performance goals established for 1998 at the end of 1997 were weighted 40% to net sales and 60% to operating income. The Company did not achieve the necessary corporate financial performance targets in 1998. Mr. Schneider achieved 70% of his individual performance goals. The resulting award to Mr. Schneider was 7.0% of base salary as incentive compensation under the 1998 Management Incentive Plan. The grant to Mr. Schneider in February 1998 of options to purchase 11,000 shares of Common Stock at an exercise price of

$5.3125 per share was determined pursuant to the process described above under "Elements of Executive Compensation -- Options".

SUBMITTED BY THE COMPENSATION COMMITTEE

Joseph W. Deering, Chairman           Seddon Goode, Jr.           James E. Heins

                             CORPORATE PERFORMANCE

     The following table represents a performance comparison of cumulative total returns on the Company's Common Stock compared to the NASDAQ Market (U.S. companies) and to NASDAQ Non-Financial Stocks for the period of five years ended December 31, 1998.

     The Company has chosen the latter index because it cannot reasonably identify a peer group or specific industry index for comparison purposes. Most of the Company's competitors are minor components of large enterprises or are privately held.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS
                             PERFORMANCE GRAPH FOR
                                  TRION, INC.
                         [CORPORATE PERFORMANCE GRAPH]

                                     LEGEND

CRSP TOTAL RETURNS INDEX FOR:                   12/1993   12/1994   12/1995   12/1996   12/1997   12/1998
-----------------------------                   -------   -------   -------   -------   -------   -------
Trion, Inc....................................   100.0     92.5      104.0      84.9     102.0      63.2
Nasdaq Stock Market (US Companies)............   100.0     97.8      138.3     170.0     208.6     293.2
Nasdaq Non-Financial Stocks SIC 0100-3999,
  7000-9999 US & Foreign......................   100.0     96.2      134.0     162.8     191.0     279.8

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